



EASTMAIN



***NEWS RELEASE***

## Eastmain Resources to Acquire Eastmain Gold Mine

**Trading Symbol: ER – The Toronto Stock Exchange** May 19, 2006

**Eastmain Resources Inc. (TSX:ER** is pleased to announce that it has signed a Letter of Intent with Campbell Resources Inc. ("Campbell") to acquire the Eastmain Mine Property in exchange for payment to Campbell of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. This transaction is subject to regulatory approvals and completion of a definitive agreement.

Upon completion of the final agreement, Eastmain Resources will own two of the three known gold deposits located within the Eastmain/Opinaca area of James Bay, Québec. Total gold resources held by the Company in the region will increase to 560,000 ounces measured and indicated and 680,000 ounces inferred from the two deposits. Eastmain also recently formed a joint venture with Goldcorp Inc. and Azimut Exploration Inc. on the Éléonore South Property, located immediately south of the third and largest gold deposit (Roberto) discovered to date in the district.

The Eastmain gold deposit currently contains 255,750 ounces of gold, including measured resources of 91,500 tons grading 0.268 ounces/ton and indicated resources of 786,600 tons at 0.294 ounces/ton (Campbell Resources, 2004 Annual Report). These resources are historical estimates and may not be National Instrument 43-101 compliant. Alain Blais is the Qualified Person for Campbell Resources Inc. Previous exploration and development work on the Mine Property includes an access ramp and lateral development on two levels.

The Eastmain gold mine is a copper-gold-silver, sulphide-hosted deposit consisting of three known zones, "A","B" and "C". Previous drilling of the A zone intersected up to 13.44 g/t gold across 9.22 metres in hole 88-02 and 17.7 g/t gold, 25.1 g/t silver and 0.61% copper across 4.8 metres in hole 83-4. Drilling of the B Zone intersected up to 61.45 g/t gold across 8.95 metres in hole 88-45.

The Eastmain gold deposit was discovered by drill-testing an airborne geophysical conductor. In 2005, Eastmain Resources completed 3,220 line-kilometres of VTEM airborne surveys covering both the Mine Property and the regional extension of mine horizon host rocks onto its wholly-owned Ruby Hill properties. The Company is currently preparing a comprehensive exploration plan, which will lead to a multi-phase drill program to test the depth extension of the gold deposit as well as testing a multitude of geophysical targets delineated on both the mine property and adjacent Ruby Hill claim blocks.

This press release has been prepared by Dr. Donald J. Robinson, P. Geo. and Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Properties.

*Eastmain is a Canadian exploration Company holding several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes eleven properties in the Eastmain/Opinaca gold camp, where Goldcorp recently purchased the Éléonore Project.*

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.